                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                   (Mark One)
                   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
                       OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the Fiscal Year Ended December 31, 2002

                                       OR

                   [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                       OF THE SECURITIES EXCHANGE ACT OF 1934

             For the transition period from __________ to __________

                          Commission File Number 1-5075

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PerkinElmer, Inc. Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PerkinElmer, Inc.
45 William Street
Wellesley, MA  02481

PERKINELMER, INC. SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                            PAGE

INDEPENDENT AUDITORS' REPORT                                                   1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
   DECEMBER 31, 2002 AND 2001:

   Statements of Net Assets Available for Benefits                             2

   Statements of Changes in Net Assets Available for Benefits                  3

   Notes to Financial Statements                                             4-7

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2002:

   Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets
    (Held at End of Year)                                                      8

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Securities Act of 1974 have been omitted because they are not applicable.

SIGNATURES

EXHIBITS

23.1 Independent Auditors' Consent

99.1 Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
     Section 906 of the Sarbanes-Oxley Act of 2002

INDEPENDENT AUDITORS' REPORT


Benefit Plans Committee
PerkinElmer, Inc.
Wellesley, Massachusetts

We have audited the accompanying statements of net assets available for benefits of PerkinElmer, Inc. Savings Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP

Boston, Massachusetts
June 6, 2003

PERKINELMER, INC. SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001
-------------------------------------------------------------------------------


                                                   2002            2001


ASSETS:
 Investments, at fair value                    $229,307,786    $270,787,182
                                               ------------    ------------

 Contributions receivable:
  Employer                                        3,472,090       4,838,365
  Participant                                       432,959         154,442
                                               ------------    ------------

    Total contributions receivable                3,905,049       4,992,807
                                               ------------    ------------

 Cash                                               135,059         303,706
                                               ------------    ------------

NET ASSETS AVAILABLE FOR BENEFITS              $233,347,894    $276,083,695
                                               ============    ============


See notes to financial statements.

PERKINELMER, INC. SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------



                                                         2002                2001
ADDITIONS (REDUCTIONS):
  Investment (loss) income:
    Net depreciation in fair value of investments    $(46,349,532)      $(39,651,152)
    Interest and dividend income                        6,308,289          7,346,642
                                                     ------------       ------------

           Net investment loss                        (40,041,243)       (32,304,510)
                                                     ------------       ------------

  Contributions:
    Participant contributions                          17,980,134         18,853,570
    Employer contributions                              6,685,482          6,799,983
    Rollover contributions and transfers in from
     other plans                                        8,935,999          1,917,188
                                                     ------------       ------------

           Total contributions                         33,601,615         27,570,741
                                                     ------------       ------------

           Total reductions                            (6,439,628)        (4,733,769)
                                                     ------------       ------------

DEDUCTIONS:
  Transfers out                                                 0          6,096,706
  Benefits paid to participants                        36,261,813         29,059,123
  Administrative expenses                                  34,360             39,065
                                                     ------------       ------------

           Total deductions                            36,296,173         35,194,894
                                                     ------------       ------------

DECREASE IN NET ASSETS                                (42,735,801)       (39,928,663)

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                   276,083,695        316,012,358
                                                     ------------       ------------

  End of year                                        $233,347,894       $276,083,695
                                                     ============       ============


See notes to financial statements.

PERKINELMER, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


 1.  DESCRIPTION OF THE PLAN

     The following description of the PerkinElmer, Inc. Savings Plan (the "Plan"), as in effect on December 31, 2002, is provided for general information purposes only. Participants should refer to the plan document for more complete information.

     GENERAL - The Plan is a defined contribution plan covering substantially all employees of PerkinElmer, Inc. (the "Company") who are not members of a collective bargaining unit or who are members of a unit that specifically provides for participation in the Plan. The Plan also covers employees of each wholly owned domestic subsidiary that has entered into an agreement to adopt the Plan. The Plan is administered by an administrative committee (the plan administrator), appointed by the Company's Board of Directors, which has overall responsibility for interpreting the provisions of the Plan and providing the trustee with any information required in the discharge of its duties. Fidelity Management Trust Company serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     CONTRIBUTIONS - Participation in the Plan is voluntary. As defined in the Plan, participants may elect to make voluntary contributions of up to 16% of their eligible compensation. In order to maintain the Plan's status as nondiscriminatory, the contribution amounts for highly compensated employees may be limited. Participants age 50 or over may be eligible to make additional catch-up contributions. Company matching contributions are made on an annual basis. In general, matching contributions are made for all active participants as of December 31 and for participants who have terminated during the year due to death, permanent disability or retirement. The Company's matching contribution for each participant other than a participant employed by certain of the Company's life sciences businesses is equal to 55% of the first six percent of compensation that a participant contributes to the Plan. For a participant employed by certain of the Company's life sciences businesses, matching contributions are made in an amount equal to 100% of the first five percent of compensation that the participant contributes to the Plan. Company matching contributions totaled $6,685,482 and $6,799,983 for the years ended December 31, 2002 and 2001, respectively. Participants may also contribute amounts representing distributions from other qualified benefit plans. Such amounts are included in the statements of changes in net assets available for benefits as rollover contributions.

     PARTICIPANT ACCOUNTS - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and supplemental contributions and allocations of plan earnings and charged with an allocation of plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     VESTING AND FORFEITURES - Participants are vested immediately in their voluntary contributions plus actual earnings thereon. Vesting in the Company's contribution portion of participants' accounts is based on years of continuous service. In general, a participant is 100 percent vested after three years of credited service. Participants that are employed by certain of the Company's life sciences businesses are 100% vested in all contributions. In addition, if a participant terminates employment due to death, disability or retirement (as defined in the Plan), his or her account balance becomes 100 percent vested. Forfeited balances of terminated participants are used to reduce future Company contributions. The Company's contribution was reduced by forfeitures of $154,416 and $126,569 for the years ended December 31, 2002 and 2001, respectively.

     INVESTMENTS - Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan. The Plan currently offers a fixed income fund, several equity based funds and Company stock as investment options for participants.

     PARTICIPANT LOANS - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their vested account balances, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates fixed for the term of the loan by the administrative committee based on interest rates currently being charged by commercial lending institutions. The period of repayment for any loan is determined by the administrative committee and the participant, but in no event shall that period exceed 60 months, unless the loan is used to purchase a principal residence, in which case, a longer payment period is permitted.

     PAYMENT OF BENEFITS - On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or annual installments over a ten-year period. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Benefit payments to participants are recorded upon distribution.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

     USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

     INVESTMENT VALUATION AND INCOME RECOGNITION - The Plan's investments are stated at fair value. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Shares of commingled pools of assets (including the Fixed Income Fund and the Fidelity US Equity Index Commingled Pool) are valued at the fair value determined by the fund manager. Shares of the Company are valued at quoted market price. Participant loans are stated at the outstanding loan balance, which approximates fair value.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     PAYMENT OF BENEFITS - Payments to participants are recorded upon distribution.

     EXPENSES - Administrative expenses of the Plan are paid by either the Plan or the Company, as provided in the plan document.

3.   INVESTMENTS

     The Plan's investments that represented five percent or more of the Plan's net assets available for benefits as of December 31, 2002 and 2001 are as follows:

                                                        2002           2001

        Fidelity Contrafund                         $16,965,572     $19,757,255
        Fidelity Growth Company Fund                 32,967,035      54,438,099
        Fidelity Balanced Fund                       16,276,292      18,376,754
        Fidelity U.S. Equity Index Commingled Pool   25,305,551      34,851,184
        Fidelity Fixed Income Fund                   73,586,565      71,399,229



     During the years ended December 31, 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held, during the year) depreciated as follows:

                                                        2002            2001

        Mutual funds                               $(35,242,452)   $(33,562,011)
        Company stock                               (11,107,080)     (6,089,141)
                                                   ------------    ------------

        Net depreciation in fair value of
         investments                               $(46,349,532)   $(39,651,152)
                                                   ============    ============


 4.  RELATED-PARTY TRANSACTIONS

     Certain plan investments are shares of mutual funds managed by Fidelity Investments ("Fidelity"). Additionally, FMR Corp. beneficially owns more than 5 percent of the Company's common stock as of December 31, 2002. Fidelity and FMR Corp. are affiliates of Fidelity Management Trust Company, the trustee of the Plan. These transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services provided by the trustee were $34,360 and $39,065 for the years ended December 31, 2002 and 2001, respectively.

     At December 31, 2002 and 2001, the Plan held 605,872 and 393,325 shares, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $12,239,000 and $13,545,000, respectively. During the years ended December 31, 2002 and 2001, the Plan recorded dividend income from the Company's stock of $135,605 and $110,533, respectively.

 5.  FEDERAL INCOME TAX STATUS

     The Internal Revenue Service has determined and informed the Company, by a letter dated August 12, 2002, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Company and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6.   PLAN TERMINATION

     Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their accounts.

7.   PLAN AMENDMENTS

     In August 2000, the Company acquired NEN Life Sciences ("NEN"), and this entity was incorporated into the life sciences business of the Company. An amendment to the Plan provided that employer contributions made to the Plan for accounts of NEN employees for the period beginning on or after the closing date of the acquisition should be 100 percent vested at all times. In addition, the employer contributions for the NEN employees should equal 100 percent of the total before-tax and after-tax contributions made by the employee, not to exceed 5 percent of the employee's compensation.

     An additional amendment, effective February 1, 2001, extended the same Company contribution provisions provided to the NEN employees to the remainder of the employees in the life sciences businesses. Furthermore, non-NEN employees now vest in the Company contributions over three years. In March 2003, the Plan was amended such that corporate employees and the employees of the Company's analytic instruments business should receive a Company matching contribution equal to 100 percent of the total before-tax and after-tax contributions made by the employee, not to exceed 5 percent of the employee's compensation effective for the Plan year beginning January 1, 2003.


                                   * * * * * *

PERKINELMER, INC. SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2002
--------------------------------------------------------------------------------

                                 C) DESCRIPTION OF INVESTMENT,
    B) IDENTITY OF ISSUE,           INCLUDING MATURITY DATE,
       BORROWER, LESSOR             INTEREST RATE, COLLATERAL,                        E) CURRENT
 A)    OR SIMILAR PARTY             PAR OR MATURITY VALUE         D) COST                VALUE


*   Fidelity Investments        Fixed Income Fund                    **               $ 73,586,565
                                                                                      ------------

                                MUTUAL FUNDS:
    Templeton Investments        Templeton Foreign Fund              **                  1,725,742
    Templeton Investments        Templeton Developing Markets        **                    897,133
    PBHG Funds                   PBHG Mid Cap Fund                   **                    323,843
    Neuberger & Berman           Genesis Fund                        **                  1,375,934
*   Fidelity Investments         Fidelity Contrafund                 **                 16,965,572
*   Fidelity Investments         Fidelity Equity-Income Fund         **                  9,692,515
*   Fidelity Investments         Fidelity Growth Company Fund        **                 32,967,035
*   Fidelity Investments         Fidelity Intermediate Bond Fund     **                 10,810,611
*   Fidelity Investments         Fidelity Balanced Fund              **                 16,276,292
*   Fidelity Investments         Fidelity International Growth
                                 and Income Fund                     **                  3,927,011
*   Fidelity Investments         Fidelity Asset Manager              **                  6,278,823
*   Fidelity Investments         Fidelity Asset Manager - Growth     **                  7,657,275
*   Fidelity Investments         Fidelity Asset Manager - Income     **                  1,639,370
*   Fidelity Investments         Fidelity Retirement Government
                                 Money Market Portfolio              **                  9,398,875
*   Fidelity Investments         Fidelity Freedom Income Fund        **                    128,359
*   Fidelity Investments         Fidelity Freedom 2010 Fund          **                     12,748
*   Fidelity Investments         Fidelity Freedom 2020 Fund          **                     28,980
*   Fidelity Investments         Fidelity Freedom 2030 Fund          **                     18,353
*   Fidelity Investments         Fidelity Freedom 2040 Fund          **                     16,352
*   Fidelity Investments         Fidelity U.S. Equity Index
                                 Comingled Pool                      **                 25,305,551
                                                                                      ------------

                                      Total Mutual Funds             **                145,446,374
                                                                                      ------------

*   PerkinElmer, Inc.            PerkinElmer Stock Fund              **                  5,006,250
                                                                                      ------------

*   Plan participants            Loans to participants (with
                                 interest at rates of 3.70% -
                                 10.75%), maturity at various
                                 dates through 2030                  **                  5,268,597
                                                                                      ------------

                                 TOTAL INVESTMENTS                   **               $229,307,786
                                                                                      ============

 *  Party-in-interest
** Cost information is not required for participant-directed investments and, therefore, is not included.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                  PERKINELMER, INC. SAVINGS PLAN


                                        /s/ Robert F. Friel
                                      ------------------------------------------
Date: June 30, 2003                   Robert F. Friel, Senior Vice President and
                                                         Chief Financial Officer
                                                   (Principal Financial Officer)